Filed Pursuant to Rule 433
Registration No. 333-134553

Gold Linked Note
(“Bullish Gold-Linked Note with Upper Limit”)
100% Principal-Protected	Final Terms and Conditions

January 9, 2007

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the potential appreciation in the U.S. dollar price of gold.  If neither the trading price of gold during the observation period (the Continuously Observed Gold Price) nor the Final Gold Price on the Valuation Date equals or exceeds the Upper Limit of $754.60, which is equal to the Initial Gold Price of $609.60 plus $145.00, an investor would receive a return on the notes at maturity equal to the percentage increase of the Final Gold Price over the Initial Gold Price times the principal amount of the notes.  If, however, the Continuously Observed Gold Price has equaled or exceeded the Upper Limit at any time or the Final Gold Price is equal to or greater than the Upper Limit, the investor would receive a return of 5.0% times the principal amount of the notes, irrespective of the ultimate level of the Final Gold Price relative to the Initial Gold Price.  Because the Upper Limit is approximately 23.8% above the Initial Gold Price, assuming that the Continuously Observed Gold Price does not exceed the Upper Limit during the Observation Period, the Final Gold Price can appreciate by up to $145.00, or approximately 23.8% — resulting in a maximum possible return on the notes equal to approximately 23.8% — before it breaches the Upper Limit and the return on the notes is set back to 5.0%.  Finally, if the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit and the Final Gold Price is equal to or less than the Initial Gold Price, the investor would receive at maturity only the principal amount of the notes, with no additional return.  The notes do not pay interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	$3,000,000

Issue Price	100%

Principal Protection	100%

Trade Date	January 9, 2007

Issue Date	January 16, 2007

Valuation Date

January 10, 2008; or if such day is not a Valuation Business Day, subject to adjustment in accordance with the Valuation Business Day Convention; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below)

Maturity Date	January 16, 2008; or if such day is not a Business Day, subject to adjustment in accordance with the Business Day Convention

Reference Asset	Gold

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the Principal Protection * the principal amount of the notes, plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of the notes multiplied by:

	Final Gold Price - Initial Gold Price	If (a) the Final Gold Price is greater than the
	Initial Gold Price	Initial Gold Price and strictly less than the Upper Limit AND (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit

	5.0%	If (a) during the Observation Period, the Continuously Observed Gold Price has equaled or exceeded the Upper Limit OR (b) the Final Gold Price is equal to or greater than the Upper Limit

	0%	If (a) the Final Gold Price is equal to or less than the Initial Gold Price AND (b) during the Observation Period, the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit

Continuously Observed Gold Price

At any time on any day during the Observation Period, the most recent traded price per troy ounce of gold, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Deal System as observed on Reuters Page “XAU=EBS” under the heading “Latest”.

Observation Period	From and including 10:00 a.m. (EST) on the Trade Date to but excluding 9:30 a.m. (EST) on the Valuation Date

Initial Gold Price	$609.60, the Reference Gold Price on the Trade Date

Final Gold Price	The Reference Gold Price on the Valuation Date

Upper Limit	$754.60 (equal to the Initial Gold Price + $145.00)

Reference Gold Price

The fixing price per troy ounce of gold, stated in U.S. dollars, as calculated by the London Bullion Market Association and displayed on the Reuters Page “Gold Forward Offered Rate” (GOFO) under the “Lon (GMT) Fixings” heading and to the right of the caption “PM” at approximately 3:00 p.m, London time. GOFO or the time of observation indicated above shall be deemed to refer to GOFO or such time of observation as modified or amended from time to time, or to any substitute Reuters Page that may replace GOFO.

Valuation Business Day

A day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York and London.

Valuation Business Day Convention	Preceding

Business Day	New York

Business Day Convention	Following

Disruption Events

If a Disruption Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such Disruption Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price determined by the

Calculation Agent in accordance with “Fallback Price Observation Methodology” below.

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Final Gold Price on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day); provided that if a Disruption Event is occurring on each of the three scheduled Valuation Business Days succeeding the Valuation Date, (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date and (b) the Calculation Agent will determine the Final Gold Price on such day in accordance with “Fallback Price Determination” below (and the Continuously Observed Gold Price for the Valuation Date will be deemed to be the single Final Gold Price on such day so determined).

A “Disruption Event” means any of the following events with respect to the Reference Asset, as determined in good faith by the Calculation Agent:

	(A)	the material suspension of trading in the Reference Asset or futures contracts related to the Reference Asset on the Relevant Market; or

	(B)	failure of trading to commence, or permanent discontinuance of trading, in the Reference Asset or futures contracts related to the Reference Asset in the Relevant Market.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

Relevant Market	The market in London on which members of the London Bullion Market Association quote prices for the buying and selling of the Reference Asset.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event is in effect on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the Valuation Date and (b) the time on any day at which the Continuously Observed Gold Price first exceeds the Upper Limit, and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Gold Price for each such day will be the single daily Reference Gold Price published on such day on GOFO, or any substitute Reuters Page thereto, as determined by the Calculation Agent (subject to the occurrence of a Reference Price Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Gold Price being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Gold Price, on the EBS Spot Dealing System.

Reference Price Unavailability Event

If a Reference Price Unavailability Event is in effect on the Valuation Date, or on any day on which the Reference Gold Price is to be observed in accordance with Continuous Observation Unavailability Event above, the Calculation Agent will determine the Final Gold Price or the Reference Gold Price for such day, as applicable, in accordance with “Fallback Price Observation Methodology” below.

A “Reference Price Unavailability Event” means the failure of GOFO, or any substitute Reuters Page thereto, to announce or publish the Reference Gold Price, or the temporary or permanent discontinuance or unavailability of GOFO (and for which no substitute Reuters Page has been established).

Fallback Price Observation Methodology

The Calculation Agent will determine the Reference Gold Price or the Final Gold Price, as the case may be, applicable to the relevant day by requesting four leading dealers in the Relevant Market, selected in the sole discretion of the Calculation Agent (the “Reference Dealers”), to provide price quotations for the Reference Gold Price or the Final Gold Price, as the case may be. If at least two quotations are provided, the Reference Gold Price or the Final Gold Price, as the case may be, will be the arithmetic mean of such quotations. If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the Reference Gold Price or the Final Gold Price, as the case may be, in its sole and absolute discretion taking into account the latest available quotation for the Reference Gold Price and any other information that in good faith it deems relevant.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN:	52517PP88

	CUSIP:	US52517PP881

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of gold

The return on the notes at maturity is entirely dependent on the performance of the price of gold.  Because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due), your return on the notes will depend solely on the Additional Amount paid on the Maturity Date.  If the Final Gold Price is less than the Initial Gold Price and the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit during the Observation Period, the Additional Amount will be zero, and you will receive at maturity only the principal amount of the notes you hold, with no additional return.  If either the Continuously Observed Gold Price has equaled or exceeded the Upper Limit at any time during the Observation Period, or if the Final Gold Price is equal to or greater than the Upper Limit, the Additional Amount you receive at maturity will equal 5.0% times the principal amount of notes you hold, regardless of the level of the Final Gold Price relative to the Initial Gold Price.  In addition, because the Upper Limit of $754.60 is $145.00, or approximately 23.8%, above the Initial Gold Price of $609.60, assuming that the Continuously Observed Gold Price does not exceed the Upper Limit during the Observation Period, the Final Gold Price can appreciate by up to $145.00, or approximately 23.8% — resulting in a maximum possible return on the notes equal to approximately 23.8% — before it breaches the Upper Limit and the return on the notes is set back to 5.0% times the principal amount of notes you hold.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold will affect the market value of the notes. We expect that the market value of the notes will depend on where the Continuously Observed Gold Price is trading relative to the Initial Gold Price and the Upper Limit.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Continuously Observed Gold Price is trading at a level below the Initial Gold Price or above the Upper Limit, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and, therefore, the value of your notes.

Changes in the volatility of the price of gold may affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the price of gold increases or decreases, the market value of the notes may be adversely affected.  The volatility of the price of gold is affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, other precious metals and futures contracts or other financial instruments linked to gold or other precious metals.

Active trading in gold or other precious metals, options and futures contracts on gold and other precious metals, options on futures contracts and similar instruments may adversely affect the value of the notes.  Certain affiliates of Lehman Brothers Holdings Inc. actively trade gold, other precious metals, options and futures contracts on gold and other precious metals and similar instruments on a spot and forward basis and other contracts and products in or related to gold or other precious metals (including options on futures contracts and options and swaps).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the price of gold, the prices of other precious metals or futures contracts on gold or other precious metals. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., their affiliates and unaffiliated third parties could adversely affect the price of gold, which could in turn affect the return on and the value of the notes.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold in the Relevant Market for the benefit of holders of the notes.  An investment in the notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

You must rely on your own evaluation of the merits of an investment linked to gold.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in gold or precious metals markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold and precious metals markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in your notes.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Continuously Observed Gold Price, as well as the Additional Amount or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

United States Federal Income Tax Treatment

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Price Information

The following charts show (a) the weekly trading range of the price of gold, expressed as the amount of U.S. dollars per troy ounce, in the period from the week ending September 5, 2004 (the earliest date for which data is available) through the week ending January 7, 2007, on the EBS (Electronic Broking Service) Spot Deal System as observed on Reuters Page “XAU=EBS”, and (b) the daily price of gold, expressed as the amount of U.S. dollars per troy ounce, from January 4, 2004 through January 7, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of the prices shown in the following charts.   The historical data on the weekly trading range of the price of gold or the daily gold price is not necessarily indicative of the future performance of the Continuously Observed Gold Price, the Reference Gold Price, the Final Gold Price or what the value of the notes may be.  Fluctuations in the price of gold make it difficult to predict whether any Additional Amount will be payable at maturity or what that Additional Amount may be.  Historical fluctuations in gold prices may be greater or lesser than fluctuations in the Continuously Observed Gold Price or Reference Gold Price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

If the Continuously Observed Gold Price equals or exceeds the Upper Limit of $745.60 (equal to the Initial Gold Price of $609.60 plus $145.00) at any time during the Observation Period or the Final Gold Price on the Valuation Date is equal to or greater than the Upper Limit, the Additional Amount payable on the notes will be 5% times the principal amount of notes you hold.  If, however, the Continuously Observed Gold Price never equals or exceeds the Upper Limit and the Final Gold Price is less than the Upper Limit, the Additional Amount payable on the notes will equal the percentage increase of the Final Gold Price relative to the Initial Gold Price. Because the Upper Limit is

approximately 23.8% above the Initial Gold Price, assuming that the Continuously Observed Gold Price does not exceed the Upper Limit during the Observation Period, the Final Gold Price can appreciate by up to $145.00, or approximately 23.8% — resulting in a maximum possible return on the notes equal to approximately 23.8% — before it breaches the Upper Limit and the return on the notes is set back to 5.0%.  Finally, if the Final Gold Price is less than the Initial Gold Price and the Continuously Observed Gold Price has not equaled or exceeded the Upper Limit, the Additional Amount will be zero, and you will receive at maturity only the principal amount of the notes you hold, with no additional return.

The table below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Additional Amount, if any) per $1,000 in principal amount of notes, based on whether the Continuously Observed Gold Price hypothetically equaled or exceeded the Upper Limit at any point during the term of the notes, as well as on a hypothetical range of performance for the Final Gold Price from -60% to +40%.   The following results are based solely on the hypothetical examples cited; the Final Gold Price values and whether or not the Continuously Observed Gold Price equaled or exceeded the Upper Limit have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of gold. Numbers in the table below have been rounded for ease of analysis.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Final Gold Price of $731.52 has appreciated by 20% relative to the Initial Gold Price, but the Continuously Observed Gold Price exceeded the Upper Limit during the term of the notes (scenario 11 in the chart above).  Because the Continuously Observed Gold Price exceeded the Upper Limit, the Additional Amount is equal to $50 (5% times the principal amount of the notes) irrespective of the fact that the Final Gold Price has appreciated by 20% relative to the Initial Gold Price, and the Redemption Amount payable at maturity is equal to $1,050.

Example 2:  The Final Gold Price of $487.68 has depreciated by 20% relative to the Initial Gold Price, but the Continuously Observed Gold Price exceeded the Upper Limit during the term of the notes (scenario 14 in the chart above).  Because the Continuously Observed Gold Price exceeded the Upper Limit, the Additional Amount is equal to $50 (5% times the principal amount of the note) irrespective of the fact that the Final Gold Price has depreciated by 20% relative to the Initial Gold Price, and the Redemption Amount payable at maturity is equal to $1,050.

Example 3:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of  $467.68 has depreciated by 20% relative to the Initial Gold Price (scenario 3 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $467.68 has depreciated by 20% relative to the Initial Gold Price, the Additional Amount is zero, and the Redemption Amount payable at maturity is equal to the principal amount of $1,000.

Example 4:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of $621.79 has appreciated by only 2% relative to the Initial Gold Price (scenario 6 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $621.79 is less than the Upper Limit, the Additional Amount is based on the appreciation in the Final Gold Price.  In this case, the Final Gold Price has appreciated by 2% relative to the Initial Gold Price, resulting in an Additional Amount equal to $20 (which is less than the 5% return applicable where the Continuously Observed Gold Price has exceeded the Upper Limit) and a Redemption Amount payable at maturity equal to $1,020, calculated as follows:

Cash Settlement Amount per $1,000 principal amount of notes =
$1,000 + ($1,000 x [($621.79 -$609.60)/$609.60]) = $1,020

Example 5:  The Continuously Observed Gold Price never exceeded the Upper Limit during the term of the notes, and the Final Gold Price of  $731.52 has appreciated by 20% relative to the Initial Gold Price (scenario 9 in the chart above).  Because the Continuously Observed Gold Price never exceeded the Upper Limit and the Final Gold Price of $731.52 is less than the Upper Limit, the Additional Amount is based on the appreciation in the Final Gold Price.  In this case, the Final Gold Price has appreciated by 20% relative to the Initial Gold Price, resulting in an Additional Amount equal to $200 (which is greater than the 5% return applicable where the Continuously Observed Gold Price or Final Gold Price exceeded the Upper Limit) and a Redemption Amount payable at maturity equal to $1,200, calculated as follows:

Cash Settlement Amount per $1,000 principal amount of notes =
$1,000 + ($1,000 x[($731.52 -$609.60)/$609.60]) = $1,200